Mail Stop 3561
                                                February 9, 2006


Scott Oglum
Chairman and Chief Executive Officer
Theater Xtreme Entertainment Group, Inc.
250 Corporate Boulevard
Suites E & F
Newark, Delaware 19702

      Re:	Theater Xtreme Entertainment Group, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed January 27, 2006
      File No. 333-130058

Dear Mr. Oglum:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities
1. We note that you completed a private placement of common shares beginning on January 20, 2006. We also note your disclosure that the shares were issued in reliance upon the exemptions under Rule 506 of
Regulation D and Section 4(2) of the Securities Act. Please tell us the basis for the exempt offering given the pending public registration statement you filed on December 1, 2005. In addition, please tell us the means by which you solicited the investors in the
January 20, 2006 placements.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Matthew Benson, Staff Attorney, at (202)
551-
3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any questions.

      							Sincerely,




      							H. Christopher Owings
      							Assistant Director



cc:	Steven B. King, Esq.
	Ballard Spahr Andrews & Ingersoll LLP
	Via Fax: (215) 864-9237
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Scott Oglum
Theater Xtreme Entertainment Group, Inc.
February 9, 2006
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